May 11, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Erin Purnell

Re:	MER Telemanagement Solutions Ltd. Registration Statement on Form F-3 File No. 333-237989

Dear Ms. Purnell:

The undersigned, on behalf of MER Telemanagement Solutions Ltd. (“MER”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Tuesday, May 12, 2020, or as soon thereafter as possible.

Management of MER is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, /s/Roy Hess Roy Hess President

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